LEVEL20 INC.
228 HAMILTON AVENUE, 3RD FL
PALO ALTO, CA 94301

April 18, 2013

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Matthew Crispino
Division of Corporation Finance
Mail Stop 7010
100 F. Street NE
Washington, D.C. 20549-7010

Re:	Level20 Inc. Registration Statement on Form S-1 File No. 333-185669

Dear Mr. Crispino:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Level20 Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 4:00 PM Eastern Standard Time on April 22, 2013, or as soon thereafter as is practicable.

The Company acknowledges the following:

  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please call with any questions.

Level20 Inc.

By:	/s/ Rob Danard _____________________________ Rob Danard Chief Executive Officer